Filed Pursuant to Rule 424(b)(5)
Registration No. 333-188142

428,398 Shares

Cleantech Solutions International, Inc.

Common Stock

Pursuant to this prospectus supplement and the accompanying prospectus, we are offering an aggregate of 428,398 shares of our common stock directly to investors pursuant to a stock purchase agreement, dated June 17, 2013, at a price $4.50 per share.

Our common stock is currently traded on the NASDAQ Capital Market under the symbol “CLNT.” As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $9,033,869, based on 2,894,586 shares of outstanding common stock, of which 1,733,948 are held by non-affiliates, and a per share price of $5.21 which was based on the closing sale price of our common stock on June 17, 2013. We have not offered any securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus supplement.

We not engaged an investment banker in connection with the sale of the shares offered by this supplement.  We have agreed to pay to Fernando Liu, a fee of 10% and a non-accountable expense allowance of 2%, for services relating to the sale of the shares to purchasers who are not United States Persons.

Assuming we complete the maximum offering, the net proceeds to us from this offering will be approximately $1.8 million. We expect to deliver the shares on or about June 21, 2013.

Investing in our securities involves a high degree of risk. You should purchase our securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page S-3 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 18, 2013

Prospectus Supplement

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with additional or different information. We are offering to sell, and seeking offers to buy, common stock and warrants only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or warrants or possession or distribution of this prospectus supplement or the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.

ABOUT THIS PROSPECTUS SUPPLEMENT

On April 26, 2013, we filed with the SEC a registration statement on Form S-3 (File No. 333-188142) utilizing a shelf registration process relating to the securities described in this prospectus supplement, which registration statement was amended on May 29, 2013 and declared effective on June 13, 2013. Under this shelf registration process, we may, from time to time, sell up to $5 million in the aggregate of common stock, preferred stock, warrants, and units, of which approximately $3.05million will remain available for sale following the offering and as of the date of this prospectus supplement.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus supplement and the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of any Current Report on Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus supplement or the accompanying prospectus.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document which also is incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus supplement and the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

As used throughout this prospectus, the terms “we,” “us,” and “our” and words of like import refer to Cleantech Solutions International, Inc., its wholly-owned subsidiaries, and Wuxi Huayang Dye Machine Co., Ltd. and Wuxi Huayang Electrical Power Equipment Co., Ltd., both of which are variable interest entities under contractual arrangements with us whose financial statements are consolidated with ours, unless the context specifically states or implies otherwise..

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus and the documents and information incorporated by reference in this prospectus include some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

●	Changes in the laws of the PRC that affect the Company’s operations;

●	The Company’s ability to obtain and maintain all necessary government certifications and/or licenses to conduct the Company’s business;

●	The cost of complying with current and future governmental regulations and the impact of any changes in the regulations on the Company’s operations;

●	Changes in the political and economic policies of the government in China, where all of the Company’s assets are located and all from where its revenues are derived;

●
Changes in the policies of the government of China as they relate to both alternative energy projects, such as wind power, and the textile manufacturing industry, all of which can affect our ability to sell our products;

●	Our ability to comply with any environmental regulations which may affect our manufacturing operations;

●	Adverse capital and credit market conditions, and the Company’s ability to meet liquidity needs;

●	Fluctuation of the foreign currency exchange rate between U.S. Dollars and Renminbi;

●	Our ability to obtain additional funding for our continuing operations and to fund our expansion;

●	Our ability to meet our financial projections for any financial year;

●	Our ability to retain our key executives and to hire additional senior management;

●	Continued growth of the Chinese economy and demand for our service, including the availability and terms of financing for our customers and potential customers;

●	Continued development of the wind power industry in China;

●	Our ability to anticipate trends and provide programs that are relevant and useful to our students, and

●
Other factors, including those described in the prospectus under the heading “Risk Factors,” as well as factors set forth in other filings we make with the Securities and Exchange Commission, including those contained in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 10-Q quarterly reports.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipate in our forward-looking statements. If one or more of these risks or uncertainties materializes, or if any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Moreover, new risks regularly emerge and it is not possible for our management to predict or articulate all risks we face, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout (or incorporated by reference in) this prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus. This summary does not contain all of the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus and any supplement hereto carefully, including the risk factors section as well as the financial statements and the notes to the financial statements incorporated herein by reference.

The Company

Our business is described under the caption “About Cleantech Solutions International, Inc.” in the Prospectus.

Corporate Information

We were incorporated in Delaware on June 24, 1987 under the name Malex, Inc. On December 18, 2007, our corporate name was changed to China Wind Systems, Inc., and on June 13, 2011, our corporate name was changed to Cleantech Solutions International, Inc.   On August 7, 2012, we were converted into a Nevada corporation.

Our executive offices are located No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, China 214181, telephone (86) 51083397559. Our website is www.cleantechsolutionsinternational.com . Information contained on, or that can be accessed through, our website or any other website is not part of this prospectus. For additional information about us and our business, see “Where You Can Find More Information.”

THE OFFERING

Common stock offered by us pursuant to this prospectus supplement	428,398
Common stock to be outstanding after this offering (assumes all shares of common stock offered in this offering are sold)	3,322,984
Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See “Use of Proceeds” on page S-5 of this prospectus supplement.
Risk factors
Investing in our securities involves a high degree of risk. For a discussion of factors you should consider carefully before deciding to invest in shares of our common stock, see the information contained in or incorporated by reference under the heading “Risk Factors” beginning on page S-5 of this prospectus supplement, on page 4 of the accompanying prospectus and in the other documents incorporated by reference into this prospectus supplement.

Market for the common stock and warrants	Our common stock is quoted and traded on Nasdaq Capital Market under the symbol “CLNT.”

            The number of shares of our common stock to be outstanding after this offering is based on 2,894,586 shares of common stock outstanding as of May 31, 2013. Unless specifically stated otherwise, the information in this prospectus supplement excludes 52,009 shares of common stock issuable pursuant to our 2010 long-term incentive plan.

RISK FACTORS

Investing in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the prospectus together with all of the other information contained in the prospectus supplement or the prospectus or appearing or incorporated by reference in the prospectus or this prospectus supplement.

USE OF PROCEEDS

We intend to use the net proceeds from this offering for working capital and other general corporate purposes.

DILUTION

Because the net tangible book value per share of common stock is greater than the offering price per share of $4.50, the purchaser of shares offered pursuant to this prospectus supplement, the purchasers will experience an immediate increase in the net tangible book value of their common stock from the public offering price of the units. The net tangible book value of our common stock as of March 31, 2013 was approximately $80.0 million or $27.65 per share. Net tangible book value per share of our common stock is equal to our net tangible assets (tangible assets less total liabilities) divided by the number of shares of our common stock issued and outstanding as of March 31, 2013.

After reflecting the sale of 428,398 shares of common stock offered by us at the public offering price of $4.50 per share, less fees and estimated offering expenses, our adjusted net tangible book value per share of common stock as of March 31, 2013 would have been approximately $81.8 million or $24.62 per share. The change represents an immediate decrease in net tangible book value per share of our common stock of $3.03 per share to existing stockholders and an immediate increase of $20.12 per share to new investors purchasing the shares of common stock in this offering. The following table illustrates this change in net tangible book value per share:

Public offering price per share		$4.50
Net tangible book value per share as of March 31, 2013	$27.65
Decrease per share attributable to new investors	$3.03
Adjusted net tangible book value per share as of March 31, 2013		$24.62
Increase in per share net tangible book value to new investors		$20.12

The number of shares of our common stock to be outstanding after this offering is based on 2,894,586 shares of common stock outstanding as of May 31, 2013 (immediately prior to this offering). Unless specifically stated otherwise, the information in this prospectus supplement excludes 52,009 shares of common stock issuable pursuant to our 2010 long-term incentive plan.

DESCRIPTION OF COMMON STOCK

For a description of the Common Stock being offered hereby, please see “Description of Capital Stock – Common Stock” in the prospectus.

PLAN OF DISTRIBUTION

Stock Purchase Agreement

We have entered into a stock purchase agreement directly with the investors in connection with this offering. The stock purchase agreement contains customary representations, warranties and covenants for transactions of this type. These representations, warranties and covenants were made solely for purposes of the stock purchase agreement and should not be relied upon by any other of our investors, nor should any investor rely upon any descriptions thereof as characterizations of the actual state of facts or condition. Our stockholders are not third party beneficiaries under the stock purchase agreement. The purchase price per share of our common stock was determined based on negotiations with the investors based on current market factors.

The stock purchase agreement provides that the purchase price of the shares will be deposited in escrow with our counsel, as escrow agent, and it requires us, within two business days after the escrow agent’s bank has confirmed receipt of the purchase price of the shares, to instruct our transfer agent to issue the shares.   We are required to pay liquidated damages equal to 0.1% of the purchase price, or $0.0045 per share, for each day that we fail to issue the delivery instructions to the transfer agent.  The liquidated damages shall be payable in cash payment or in shares of common stock, valued at $4.50 per share, as we shall elect; provided, however, that we shall not issue any shares of common stock in payment of its liquidated damages obligation if the issuance of such shares of common stock would cause the total number of shares of common stock issued in the financing (including shares issued in satisfaction of the liquidated damages obligation) to equal 20% of the outstanding common stock prior to the financing.

The purchase and sales under the Securities Purchase Agreement is registered pursuant to our shelf registration statement on Form S-3 (File Number 333-188142) as to which this prospectus supplement relates.

The foregoing description of the stock purchase agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the stock purchase agreement, a copy of which will be attached as an exhibit to our Current Report on Form 8-K, which will be filed with the SEC on or about June 20, 2013.

This prospectus supplement will be distributed to the investors who agree to purchase the shares and will inform the investor of the closing date as to such securities. We currently anticipate that closing of the sale of shares offered pursuant to this prospectus supplement will take place on or about June 20, 2013.

We have agreed to pay Fernando Liu a consulting fee of 10% of the aggregate purchase price paid by the investors introduced to us by Mr. Liu who are not U.S. Persons.  All of such services were performed outside of the United States, and the purchasers introduced by Mr. Liu are not U.S. Persons.  We will also pay the Mr. Liu a non-accountable expense allowance of 2% of such purchase price.  Mr. Liu served as our chief financial officer during 2011.

Transfer Agent

The transfer agent for our common stock is Empire Stock Transfer, Inc., its address is 1859 Whitney Mesa Dr., Henderson, NV 89014, and its telephone number is (702) 818-5898.

Listing

Our common stock is quoted on the Nasdaq Capital Market under the trading symbol “CLNT.”

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities being offered herein has been passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cleantech Solutions International, Inc. as of  December 31, 2012 and for the year then ended have been audited by RBSM LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The consolidated financial statements of Cleantech Solutions International, Inc. as of  December 31, 2011 and for the year then ended have been audited by Sherb & Co., LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be an important part of this prospectus, and information that we file with the SEC at a later date will automatically add to, update or supersede this information.

We incorporate by reference into this prospectus the documents listed below:

●	our annual report on Form 10-K for the year ended December 31, 2012 filed with the SEC on April 11, 2013;

●	our quarterly report on Form 10-Q for the period ended March 31, 2013 filed with the SEC on May 15, 2013;

●	our current reports on Form 8-K, filed with the SEC on the following dates: January 17, 2013 January 29, 2013 March 12, 2013 April 12, 2013 May 17, 2013 May 22, 2013 June 17, 2013

We are also incorporating by reference all future filings that we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of filing of the registration statement on Form S-3 of which this prospectus is a part and prior to the termination or completion of any offering of securities under this prospectus and all applicable prospectus supplements (except, in each case, for information contained in any such filing that is furnished and not “filed” under the Exchange Act), which filings will be deemed to be incorporated by reference in this prospectus, as supplemented by the applicable prospectus supplement, and to be a part hereof from the respective dates of such filings.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that is incorporated by reference in this prospectus. Requests for such documents should be directed to: Cleantech Solutions International, Inc., No. 9 Yanyu Middle Road,  Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, the People’s Republic of China 214181,  Attention: Investor Relations,  Tel:011-86-5108-339-7559.

You should rely only on the information provided in and incorporated by reference into this prospectus supplement or the prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of these documents.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Our common stock is listed for trading on the NASDAQ Capital Market under the symbol “CLNT.”

We have filed a registration statement on Form S-3 with the SEC to register the securities that may be offered pursuant to this prospectus supplement and the prospectus. This prospectus supplement and the prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our common stock, you may refer to the registration statement and its exhibits and schedules as well as the documents described herein or incorporated herein by reference. You can review and copy these documents, without charge, at the public reference facilities maintained by the SEC or on the SEC’s website as described above, or you may obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LAW VIOLATIONS

Our articles of incorporation and bylaws provide that all our directors and officers shall be entitled to be indemnified by us to the fullest extent permitted under Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.